

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Marcus P. Thompson
Stephane Biehler
Alpha Beta Netherlands Holding N.V.
Herengracht 450
1017CA Amsterdam
The Netherlands

> **Re:** **Alpha Beta Netherlands Holding N.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 25, 2011**
> **File No. 333-173347**

Dear Mr. Thompson and Mr. Biehler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

General

1. You state in your response to comment 3 in our letter dated April 9, 2011, that you discuss under the heading "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group – Legal Proceedings – Peterson v. Clearstream Banking, S.A., Citibank et al.," the fact that Deutsche Börse's Clearstream business initiated the closure of Iranian customers' accounts in November 2007 and the remaining relevant accounts are blocked in Clearstream under the EU and U.S. Iran sanctions regulations. The information does not appear to be discussed under this heading or elsewhere in the filing. Please advise.

2.	You state in your response to comment 3 in our letter dated April 9, 2011, that prior to becoming a wholly-owned subsidiary of NYSE Euronext in 2008, Atos Euronext Market Solutions had implementation, license, and maintenance agreements with the Tehran Stock Exchange and that, pursuant to a subsequent separation agreement, Atos Euronext Market Solutions provided services into Iran until December 2009.

Please describe to us in reasonable detail the nature of any products, software, technology, services, information, and support provided into Iran. In addition, discuss for us the materiality of the referenced contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. In this regard, your materiality analysis should address the potential impact upon your reputation and share value of Atos Euronext Market Solutions' Iran-related activities, in light of the investor sentiment evidenced by the fact that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

3.	We note a number of media reports citing statements made by the merger parties to their shareholders regarding possible special dividends and/or share repurchases. Please revise the registration statement to disclose any plans by the merger parties or the registrant to effect such transactions.

4.	As discussed with your counsel and stated in our first comment letter, only conditions relating to regulatory approvals necessary to consummation of the offer may survive the expiration of the offer. Please revise the registration statement, including the exchange offer prospectus, as necessary to limit the conditions which may be asserted by Holdco after the expiration of the acceptance period.

5.	Refer to your response to prior comment 111. As requested, outline in your comment response the facts supporting your reliance on the exemption from Rule 14e-5 upon which you rely to make purchases outside the exchange offer.

<u>What Deutsche Börse Shareholders Will Receive if They Do Not Tender Their Deutsche
Börse Shares in the Exchange Offer, page 5</u>

6.   We note your disclosure in this section related to the difference in amount or form
        of consideration that Deutsche Börse shareholders may receive if they do not
        tender their shares. Given that this group of shareholders will represent no more
        than 25% of the total Deutsche Börse shares, please also describe any liquidity
        issues these shareholders may encounter and revise your related risk factor
        disclosure on page 39, as appropriate.

<u>Obtaining Required Regulatory Approvals…, page 33</u>

7.   Please revise the disclosure, if accurate, to state that while the exchange offer may
        be terminated by either party after March 31, 2012, the exchange offer may
        remain unconsummated indefinitely pending regulatory reviews. In addition,
        please expand upon this disclosure to discuss other potential consequences of a
        lengthy delay, including other effects on the business of the companies pre-
        combination, as well as any risks that individual shareholders may face (*e.g.,*
        having tendered shares tied up for an indefinite period of time without withdrawal
        rights).

8.   Please refer to the additional definitive proxy soliciting material filed on April
        26th. Please revise the risk factor disclosure to specifically reference the risk that
        pricing conditions may be imposed.

<u>NYSE Euronext, page 67</u>

9.   Please provide more detailed disclosure on the board's grounds for rejection of
        the competing offer.

<u>Background of the Combination, page 89</u>

10.   We note your revised disclosure in response to comment 19 of our letter dated
        April 9, 2011. In your shareholder meeting held on April 28, 2011, Mr.
        Niederauer stated that the board had weighed a combination with Singapore
        Exchange Ltd. and explored potential combinations with BM&FBovespa. Please
        revise your disclosure to briefly describe the consideration of these strategic
        alternatives.

<u>Projected Cost Savings of NYSE Euronext and Deutsche Börse Group, page 104</u>

11.   Please refer to the additional definitive proxy soliciting material filed on April
        26th. We note Mr. Niederauer's statement that he expects the projected cost
        savings generated by the combination to be approximately 400 million Euros.
        Please update the disclosure in this section accordingly.

Dilution, page 174

12.   We note you have used net book value of €2,951 million for Deutsche Börse and
       net book value of €9,701 million for Holdco on a pro forma basis within your
       dilution information. Please revise to use the net *tangible* book value per share
       for Deutsche Börse and Holdco on a pro forma basis. Further, please revise to
       disclose how you calculated adjusted net book value of €5,330 million for NYSE
       Euronext. Once we understand how you calculated NYSE Euronext's adjusted
       net book value, we may have further comments.

Holdco Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

General

13.   Please revise your filing to separately disclose any material nonrecurring charges
       or credits and related tax effects which result directly from the transaction and
       which will be included in the income of the registrant within the 12 months
       succeeding the transaction. This disclosure should include, but not necessarily be
       limited to, change of control payments related to employment agreements, NYSE
       debt agreements, and applicable Deutsche Börse material contracts discussed
       beginning on page 230. Please refer to Rule 11-02(b)(5) of Regulation S-X.

Note 1 - Basis of Presentation, page 179

14.   Please revise your filing to clarify, if true, that these pro forma financial
       statements are prepared on a basis consistent in all material respects with the
       accounting policies of Holdco in accordance with IFRS as issued by the IASB.

Note 4 – Pro Forma Adjustments, page 183

15.   We note your response to comment number 40. Please provide additional
       information regarding the estimated 20 year useful life assigned to the customer
       relationships. Specifically, provide the historical attrition rates for both the
       trading customer relationships and the technology relationships. In addition,
       please tell us the amount of the intangible asset attributable to each type of
       customer.

Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group

Material Contracts

STOXX Shareholders' Agreement, page 230

16.   We note your response to our prior comment 45. It appears your response
         addresses SIX's obligation to offer its shareholdings to Deutsche Börse Group.
         Please tell us how you have accounted for the STOXX shareholders agreement
         with respect to Deutsche Börse Group obligation to offer its participation to SIX.
         Lastly, please disclose whether the potential purchase or sale would be at fair
         market value at the time of offer or at a predetermined amount. Within your
         response, please reference the authoritative accounting literature management
         relied upon.

Legal Proceedings, page 232

17.   We note your added disclosure that, except for the proceedings cited in this
         section, there are no material governmental, legal or arbitration proceedings
         during a period covering at least the previous 12 months that may have or have
         had material effects on Deutsche Börse's financial position or profitability.
         Please advise us as to how this complies with Item 103 of Regulation S-K.

Material Tax Considerations, page 470

Material Tax Considerations, ALT-8

Exhibit 8

18.   We note that the law firms providing tax opinions (Wachtell, Linklaters, Stibbe)
         have filed short-form opinions that refer to the disclosure in the proxy statement/
         prospectus. Please direct these firms to revise their opinions to expressly state
         that the opinions presented in the proxy statement/ prospectus are the opinions of
         the applicable law firm. In addition, please revise the disclosure in the proxy
         statement/ prospectus, including the alternate exchange offer prospectus pages, to
         clearly identify the opinions disclosed that are attributed to these law firms.

19.   We note your disclosure that "it is intended" that the merger qualify as a tax-free
         reorganization and that each transfer of NYSE shares to Holdco will not be
         subject to Section 367(a) of the IRC. Counsel's opinion regarding the tax-
         treatment of the merger must be clearly disclosed in the proxy/statement
         prospectus. It is not sufficient to simply present shareholders the alternative
         consequences depending on differing applications of a provision of the tax code.
         If counsel is unable to provide an unqualified opinion on the tax treatment of the
         merger, please explicitly disclose this, provide a detailed explanation of why

counsel is unable to provide an unqualified opinion, and discuss the resultant risks to shareholders.

20.   Please direct Wachtell to revise its tax opinion to update the cross-reference to applicable section of the proxy/statement prospectus.

Consolidated Financial Statements of NYSE Euronext

Notes to the Consolidated Financial Statements

Note 16 – Income Taxes, page FIN-43

21.   We note your response to our prior comment 66. Please expand your disclosure on page FIN-45 to disclose the nature of the items within your foreign operations that have had a significant impact on your effective tax rate, as you have in your response to us.

Note 17 – Commitments and Contingencies

Legal Matters, page FIN-46

22.   We note your response to our prior comment 67. Please revise your filing to clarify that you do not believe that these various proceedings will have a material effect on NYSE Euronext's financial statements as a whole.

Consolidated Financial Statements of Deutsche Börse AG

Consolidated cash flow statements, page FIN-57

23.   We note your response to our prior comment 73. We continue to be unclear how you determined it was appropriate to aggregate current receivables, securities, and liabilities into one line item. Please provide a more robust response.

Notes to Consolidated Financial Statements of Deutsche Börse AG

2. Basis of consolidation, page FIN-61

24.   We note you have presented financial information in three different currencies in your tables on pages FIN-64 and FIN-65. Please revise your tables to either (1) provide separate tables for each currency and provide exchange rate information for each period presented or (2) provide all financial information in Euros.

25.   We note your response to our prior comment 81. Please revise your filing to clarify your accounting policy for the differences between preliminary financial

information and final financial information. Additionally, please revise your filing to disclose that adjustments were not material for the periods presented.

26.   We note your response to our prior comment 82 and your revision to your filing on page FIN-65. Please tell us how you have complied with paragraph 37(c) of IAS 28, or tell us how you have determined you have significant influence for BrainTrade Gesellschaft für Börsensysteme mbH and U.S. Futures Exchange LLC.

27.   We note your response to our prior comment 83. Please clarify for us and in your filing the nature of these material participation rights regarding Scoach Holdings.

28.   We note your response to our prior comment 85. Please revise your filing to clarify your policy of not adjusting single-entity financial statements of associates to comply with IFRS as issued by the IASB, as you have in your response to us.

35. Classification of financial instruments under IAS 39, page FIN-121

29.   We note your response to our prior comment 96. We are still unclear how you determined it was appropriate to record the net investment hedge at amortized costs in accordance with IAS 39. Please provide a more robust response.

42. Financial risk management

Risk strategy, page FIN-135

30.   We note your response to our prior comment 98 and your revision to your filing on page FIN-135. We are unclear how you determined it is appropriate to use shareholders' equity at 31 December 2009 to calculate a 31 December 2010 measure. Further, please clarify how you determined you were able to include certain intangible assets in your risk bearing capacity calculation.

Alternate Information for the Exchange Offer Prospectus

Summary – The Exchange Offer, page ALT-3

31.   We note your response to comment 114. We are continuing to consider the information provided and may have further comment. Please provide us additional information, and where applicable provide additional disclosure, regarding the anticipated liquidity of the as-tendered trading market for Deutsche Börse shares.

32.   Revise to include a subsection prominently describing the withdrawal rights afforded to tendering target shareholders, including when those withdrawal rights

will terminate. Provide similar disclosure in the section entitled "Summary of the exchange offer" beginning on page ALT-46.

33. See comment 34 in our first comment letter. Clarify on page ALT-4 of the exchange offer prospectus that the delivery of Holdco offer shares will occur no later than seven German banking days. Make corresponding changes throughout the exchange offer prospectus, as necessary.

Possible Structural Measures, page ALT-77

34. Refer to comment 111 in our prior comment letter. We do not see where you have addressed the part of that comment asking you to indicate what US tender offer or other rules would or may apply to the post-transaction measures you describe here. Please revise or advise.

11.8 Stock exchange trading in tendered Deutsche Börse shares, page ALT-95

35. Please revise your disclosure to address any potential liquidity risks in the as-tendered market.

Exercise of the Right of Withdrawal, page ALT-126

36. Clarify whether tendering holders can withdraw up through the second banking day after the end of the acceptance period. The disclosure in the last paragraph of this section appears to indicate that withdrawal can occur through that date; however, the disclosure in the first sentence of the first paragraph states that withdrawal is permitted only through the end of the acceptance period.

Division of Trading and Markets

37. We note your responses to the comments provided by the Division of Trading and Markets. The Division of Trading and Markets is continuing to review your responses and may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With respect to questions relating to the comments of the staff of the Division of Trading and Markets you may contact Connie Kiggins at (202) 551-5701 or Drew Zimmerman at (202) 551-5932. You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-3263. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Assistant Director

cc: David Karp
        Wachtell, Lipton, Rosen & Katz
        Via facsimile
        (212) 403-2000

        Scott Sonnenblick
        Linklaters LLP
        Via facsimile
        (212) 903-9100